March 19, 2012

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	LML Payment Systems Inc. Form 10-K for the year ended March 31, 2011, filed June 16, 2011
 (File No. 0-13959)

Dear Ms. Thompson:

With this letter, LML Payment Systems Inc. (the “Corporation”) hereby responds to your comment letter dated March 6, 2012 regarding the above referenced annual report on Form 10-K.

Please see the responses to your comments described below:

Form 10-K for the Fiscal Year Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Future Changes in Accounting Policies, page 35

1.
We note your disclosure that you are transitioning to reporting in IFRS for your fiscal period commencing April 1, 2011.  Please explain to us how you meet the definition of foreign private issuer as defined in rule 405 of Regulation C and the date of your last test.

Response:

We examined the requirements of being a foreign private issuer as at September 30, 2010, being the last day of our fiscal second quarter of our fiscal year ended March 31, 2011 and determined that, while more than 50 percent of our outstanding voting securities are directly or indirectly held of record by residents of the United States, however, (i) the majority of our executive officers or directors are not United States Citizens; (ii) more than 50 percent of our assets are not located in the United States and (iii) our business is not administered primarily in the United States.  Therefore, we concluded that we met the definition of foreign private issuer, as defined in Rule 405 of Regulation C as at September 30, 2010.  We most recently tested our status as a foreign private issuer as at September 30, 2011, being the last day of our second fiscal quarter pertaining to our fiscal year ending March 31, 2012 and concluded that we continue to meet the definition of foreign private issuer.

1140 West Pender Street, Suite 1680, Vancouver,  BC  V6E 4G1
(604) 689-4440
Fax (604-689-4413

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
March 19, 2012

Summary Quarterly financial Data, page 37

2.	Please explain to us why you have not included gross profit in your quarterly financial data. See Item 302 of Regulation S-K.

Response:

We will revise future filings to include gross profit in the quarterly financial data in accordance with Item 302 of Regulation S-K.

Controls and Procedures, page 38

3.
We note your disclosure that your CEO and CAO concluded that your disclosure controls and procedures were effectively designed to provide reasonable assurance that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to provide reasonable assurance that such information is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please tell us, and revise to disclose, if your disclosure controls and procedures are also operating effectively at the reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also apply this comment to your Forms 10-Q.

Response:

We confirm that our CEO and CAO concluded that our disclosure controls and procedures were operating effectively at the reasonable assurance level.   We note that we stated in Management’s Annual Report On Internal Control Over Financial Reporting, contained within Item 9A on page 39, that “management has concluded that our internal control over financial reporting was effective at a reasonable assurance as of March 31, 2011.”     However, we will revise future filings, including Forms 10-Q, to additionally state, if true, that our  CEO and CAO have concluded that our disclosure controls and procedures are operating effectively at the reasonable assurance level

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-9

4.
Please explain to us in more detail your revenue recognition policy for the payments you received to settle litigation related to infringement on your patents. Please include in your response if these licenses are for a specific period or indefinite. Please also include why you believe revenue is the appropriate classification for all elements of these payments, including the release from litigation and covenant-not-to-sue provisions.

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Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
March 19, 2012

Response:

The operations of our Intellectual Property Licensing (“IPL”) segment involve licensing our intellectual property estate. We generally provide licenses to our intellectual property estate (“License Agreements”) based on usage.  Some licensees pay ‘running royalties’ which is a pay-as-you-go model, and other licensees pay a ‘one-time’ royalty amount based upon usage of the patent (“fully paid-up royalties”).  These one-time, fully paid-up licenses are contractually determined.  In order to determine usage in the case of one-time, fully paid-up licenses and to facilitate the negotiation of a License Agreement, the commencement of litigation and the discovery process inherent therein (to determine usage), is sometimes employed.

When we receive licensing payments on a one-time, fully paid-up basis from parties we’ve litigated against, we follow the provisions of the Canadian Institute of Chartered Accountant’s Emerging Issues Committee Abstract of Issues Discussed, “Multiple Deliverable Revenue Arrangements” (“EIC 175”) which does not differ materially from the EITF Issue No. 08-01, “Revenue Arrangements with Multiple Deliverables”.  The License Agreements comprise multiple deliverables being Licenses, a Release from Litigation and a Covenant-not-to-sue provision.

License Agreements are effective the date the agreements are entered into and they terminate on the expiration of all causes of action and claims arising out of or related to the patents, being January 16, 2013 unless an early termination event occurs as provided for in the terms of the License Agreements.

Payments received from License Agreements are allocated to each of the following deliverables using the relative selling price method under EIC 175:

•	Licenses – we’ve issued a license for the use of existing patents.

•	Release from litigation – we’ve agreed to release the licensee from any claims or causes of action for patent infringement as of the effective date of the License Agreement.

•	Covenant-not-to-sue provision – we’ve agreed to a covenant-not-to-sue provision for infringement of any existing patents as of the effective date of the License Agreement.

As the above elements are fully delivered as of the effective date of each License Agreement, revenue related to these elements is recognized at that time, assuming (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Each of these assumptions were met in regards to the respective License Agreements entered into for the fiscal year ended March 31, 2011, therefore, revenue pertaining to each element was recognized in that period.

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Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
March 19, 2012

Note 12. Commitments and Contingencies, page F-24

(c), page F-26

5.
We note your disclosure that 16 of the 100 patent claims in patent 40,220 were rejected by the US Patent and Trademark Office. Please explain to us and more clearly disclose in future filings the consequences of this rejection. Please include in your response a description of these 16 claims and explain how material they are to the overall 40,220 Patent. Also tell us whether the claims are still enforceable and whether your licencees continue to need a license to use this intellectual property. We understand that you have the right to appeal, but we are trying to understand how this matter is likely to affect your near-term operations and how the potential failure of your future appeals could cause your future operations to differ from your current operations.

Response:

An inter-partes reexamination is an administrative proceeding to challenge the validity of patents or certain claims therein, that have been issued by the United States Patent and Trademark Office (“USPTO”).  While a first office action in any reexamination proceeding by the USPTO usually contains rejected claims, often these rejections are reversed and the claims can ultimately be confirmed.  As a result, claims or patents in reexamination cannot be invalidated until the reexamination proceeding is complete, including all appeals.  The pendency of appealed reexaminations is case specific, but can run for as long as 6 or more years.

The 16 claims under reexamination are part of a patent that contains 100 claims.  Claims represent the legal description of the embodied invention “claimed” in the patent and to that extent, all claims are material.  In our case, there were 4 independent claims and 12 dependent claims.  In general, independent claims are regarded as being more material than dependent claims as dependent claims require their associated independent claim in order to be material.  The 16 claims were very material to litigation that was ongoing in the Eastern District of Texas as they were the claims selected specifically for that litigation.  The claims asserted in this litigation were limited due to the Court’s local rules that limit the number of claims a plaintiff can assert in any particular litigation.  All 16 claims currently remain enforceable.  If one or more claims are cancelled then we would review the license agreements and determine on a case-by-case basis whether a license would still be required to practice the intellectual property.

We have just recently concluded all previously pending litigation regarding this intellectual property, including the above-referenced action in the Eastern District of Texas.  We note that Patent no. RE40,220 (the “Patent”) expires within 9 months (January 16, 2013).  We are presently assessing our options regarding this intellectual property.

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Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
March 19, 2012

As we noted above, a reexamination of a patent, or claims therein, is often a long process.  We have continued to expand our disclosure in our Forms 10-Q filed since the Form 10-K for the fiscal year ended March 31, 2011 and we will continue to expand our disclosure in subsequent filings as the process continues to unfold and other events occur.

Conference Calls

6.
We note that in your conference calls regarding your earnings for various quarters you discuss EBITDA. This appears to be a non-GAAP financial measure. Please tell us how you have complied with Regulation G and provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP or IFRS. Refer to Section 105 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We will enhance our disclosure in future filings and/or conference calls with respect to any discussion of EBITDA and/or any other non-GAAP financial measures to include a reconciliation to the most directly comparable financial measures calculated in accordance with GAAP or IFRS.

LML hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the information disclosed in this response, please contact the undersigned or Richard Schulz, our Controller and Chief Accounting Officer at (604) 689-4440.

Sincerely,

/s/ Patrick H. Gaines

Patrick H. Gaines
Chief Executive Officer

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